SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 11, 2003 and Financial Statement for the period ending September 30, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

Note: The press release included in this report discloses free cash flow, a non-GAAP measure, which we define as net cash provided by continuing operating activities, less purchase of fixed assets. We report free cash flow to enable investors to differentiate between cash generated by our ongoing business operations and cash generated or used by events or transactions unrelated to these ongoing operations. Free cash flow should not be considered by an investor as an alternative to net earnings as a measure of operating performance or cash provided by continuing operating activities as a measure of liquidity.

FOR IMMEDIATE PUBLICATION

CGI Achieves Solid Growth in Fiscal 2003
Revenue for the year up 25.4% and net earnings up 30.6%
Fourth quarter revenue and earnings growth strong

Montreal, November 11, 2003 – CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing services, today reported audited results for the year ended September 30, 2003. All figures are in Canadian dollars unless otherwise indicated.

Fiscal Year 2003 Highlights

•	Revenue of $2,719.7 million was 25.4% higher than in fiscal 2002.
•	Net earnings increased 30.6% to $177.4 million compared with net earnings reported for fiscal 2002.
•	Basic and diluted earnings per share of $0.45 for fiscal 2003 were up over basic and diluted earnings per share of $0.36 reported for fiscal 2002.
•	The EBIT margin increased to 11.0%, from 10.7% the previous year, and the net earnings margin increased to 6.5% from 6.3% in 2002.
•	Cash flow from continuing operating activities improved 29.3% to $229.5 million for the year. Free cash flow was $168.6 million, up 9.5% over last year.
•	The current backlog of signed contracts stands at $12.3 billion with a weighted average remaining contract term of 8.3 years.
•	The current pipeline of bids for large outsourcing contracts being reviewed by potential clients remains robust at $5 billion.

In millions of CDN$ except margin and per share amounts	12 months ended September 30
	2003	2002
Revenue	$2,719.7	$2,169.6
Net earnings	$177.4	$135.8
Net earnings margin	6.5%	6.3%

Basic and diluted earnings per share	$0.45	$0.36

Cash provided by continuing operating activities	$229.5	$177.4

Free Cash Flow	$168.6	$154.0

Order backlog	$12,300	$10,400

“In addition to achieving impressive financial results in fiscal 2003, we further expanded our critical mass, added market presence and vertical expertise and enhanced our services offering, even in the face of a difficult economic climate,” said Serge Godin, Chairman and CEO. “As a result of our strengthened strategic alliance with BCE, announced in July, the control of CGI rests clearly with its management team. With this agreement behind us, we have been able to completely focus on achieving strong growth in all of our markets, especially for large IT and business process outsourcing opportunities.”

In fiscal 2003, CGI made three niche and two large acquisitions and booked $4.0 billion in contract wins, renewals and extensions, compared with $3.5 billion of bookings in 2002. During the year, CGI and its affiliated companies integrated more than 5,400 new members and now employ 20,000 people around the world.

Fourth Quarter Results (See also: Q4 MD&A filed with Sedar & Edgar and available at www.cgi.com)

Revenue for the fourth quarter ended September 30, 2003 increased 21.4% to $694.2 million, from $571.9 million in the same quarter last year, but was down 3.1% sequentially over third quarter revenue of $716.2 million. On a constant currency basis, year-over-year organic revenue growth in the quarter was 2.5%. The currency exchange rate, mainly between the Canadian and US dollars, impacted year-over-year growth by 2.6%. Compared to the third quarter, revenue was impacted primarily by the seasonality of summer vacations, and to a lesser extent by the power outage in Ontario and parts of the US, as well as currency fluctuations.

Consistent with the Company’s decision to reevaluate all contracts and assets acquired from Cognicase, CGI made a decision in the fourth quarter to sell certain operations representing annualized revenue of approximately $65 million. The sale of certain assets to Nexxlink, announced on October 21, 2003, represented approximately $40 million in revenue and the balance relates to non-core operations that the Company is in the process of selling. In line with generally accepted accounting principles (“GAAP”) with respect to the disposal of long-lived assets and discontinued operations, CGI’s second, third and fourth quarter fiscal 2003 results reflect financial results with and without the impact of these discontinued operations. The impact on revenue was a reduction of $15.9 million in the fourth quarter of fiscal 2003, $17.9 million in the third quarter and $15.8 million in the second. Consequently, revenue was $694.2 million in the fourth quarter, $716.2 million in the third quarter and $720.3 million in the second quarter.

In the fourth quarter, revenue from long-term outsourcing contracts represented 76% of the Company’s total revenue, including 21% from business processing services, while project oriented consulting and systems integration work represented 24%. Geographically, clients in Canada represented 79% of revenue; clients in the US represented 16%; and all other regions, 5%. Revenue from clients in the financial services sector remained strong, representing 43% of revenue; while telecom represented 19%; manufacturing, retail and distribution clients, 14%; government clients, 13%; utilities and services, 10%; and healthcare, 1%.

Earnings before interest, income taxes, entity subject to significant influence and discontinued operations (“EBIT”) was $81.1 million in the fourth quarter, up 34.9% over last year’s fourth quarter EBIT of $60.1 million, and up 1.2% over third quarter EBIT of

$80.1 million. The EBIT margin improved to 11.7% for the quarter, compared with 10.5% in last year’s fourth quarter and 11.2% in the third quarter.

Net earnings from continuing operations in the fourth quarter increased 35.1% to $48.0 million, compared with net earnings from continuing operations of $35.5 million in the same period of 2002, and increased 2.6% from comparable net earnings of $46.8 million in the third quarter. The net earnings margin from continuing operations improved to 6.9% in the fourth quarter, compared with 6.2% last year and 6.5% in the third quarter. Basic and diluted earnings per share from continuing operations were $0.12 in the fourth quarter, against comparable basic and diluted earnings per share of $0.09 in last year’s fourth quarter and $0.12 in the third quarter. The year-over-year increase in net earnings and the significant improvement in the net earnings margin were a function of several factors including the improved profitability of the Company’s US and European operations, tighter cost management company-wide and the actions taken to discontinue less profitable operations or contracts over the last several quarters.

Strong cash flow from continuing operating activities of $102.7 million allowed the Company to pay down $90.0 million of its credit facilities during the quarter. Although not a measure in accordance with GAAP, free cash flow, defined by the Company as cash provided by continuing operating activities less fixed asset acquisitions, was $90.9 million.  CGI maintains a strong balance sheet. At September 30, 2003, cash and cash equivalents were $83.5 million and the total credit facility available amounted to $313.2 million.

Fourth Quarter Operating Highlights

CGI’s growth prospects and solid backlog were further improved during the quarter as a result of various investments and operational initiatives. In the quarter, CGI:

•	Announced contract bookings of $2.2 billion, including new contracts, extensions and renewals of $752.3 million and extensions with the BCE family of $1.5 billion.
•	Announced with BCE that Bell Canada and CGI had extended their current IS/IT outsourcing agreements and renewed and expanded their commercial alliance designating Bell Canada as CGI’s preferred telecom services provider and adding a new network management agreement.
•	Announced the signing of a two-year extension to an outsourcing agreement with the Caisse de dépôt et placement du Québec, worth $40 million.
•	Signed a seven-year, IT outsourcing contract with Bombardier Aerospace, worth $210 million.
•	Signed a two-year extension to a 10-year IT outsourcing contract with National Bank of Canada. CGI’s contract will last until June 2012 and is valued at approximately $60 million per year.
•	Announced the appointment of Clarence J. Chandran as President, Business Process Services (BPS) and Chairman of the Board (India operations). Mr. Chandran, based in Andover, MA, brings a wealth of leadership experience and a global network of customer and business relationships to CGI.

Guidance and Outlook

As stated in October, CGI expects revenue and earnings per share to grow between 8% and 17% in fiscal 2004. This guidance is based on information known today about market conditions and demand for its services and excludes the impact of any acquisition or large outsourcing contract contributing more than $100 million per year in revenue or the impact of significant foreign currency fluctuations.

Mr.     Godin added, “We are very confident about our outlook, as we see the beginning of an economic turnaround and as our disciplined efforts to increase organic growth are starting to pay off. In the fourth quarter, which is usually a quieter period, our sales funnel increased significantly over the previous three months.”

“We will continue to manage costs very closely, based on our well defined operational and management ratios. We will persistently monitor all operations to ensure that they are consistent with targeted profitability levels, so that we remain one of the industry’s top performing companies. And, we will pursue our four pillars of growth strategy by winning smaller contracts, renewals and add-on projects, securing large IT and business process outsourcing contracts, and making niche as well as large, strategic acquisitions.”

Quarterly Conference Call

A conference call for the investment community will be held today, November 11, at 9:00 am (Eastern Time). Participants may access the call by dialing 888-575-8230 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com. For those unable to participate on the live call, a webcast and copy of the slides will be archived at www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor Relations
Julie Creed
Vice-president, investor relations
(312) 201-4803 or (514) 841-3418

Ronald White
Director, investor relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

Consolidated Financial Statements of

CGI Group Inc.

For the twelve months ended September 30, 2003

Consolidated Financial Statements of CGI Group Inc.
For the twelve months ended September 30, 2003

Consolidated Statements of Earnings
(in thousands of Canadian dollars, except share amounts) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2003	2002	2003	2002

	$	$	$	$
Revenue	694,180	571,860	2,719,695	2,169,613

Operating expenses
Costs of services, selling and administrative expenses	572,184	484,829	2,277,500	1,842,854
Research expenses	6,093	4,614	22,036	17,609
Depreciation and amortization expenses (Note 5)	34,838	22,311	121,861	77,005

	613,115	511,754	2,421,397	1,937,468

Earnings before the following items:	81,065	60,106	298,298	232,145

Interest
Long-term debt	4,186	398	12,578	2,411
Other	(1,220)	(1,121)	(3,091)	(2,833)

	2,966	(723)	9,487	(422)

Earnings before income taxes, entity subject to significant influence
and discontinued operations	78,099	60,829	288,811	232,567
Income taxes	30,410	25,305	113,709	96,768

Earnings before entity subject to significant influence and discontinued
operations	47,689	35,524	175,102	135,799
Entity subject to significant influence	295	--	295	--

Net earnings from continuing operations	47,984	35,524	175,397	135,799
Net earnings from discontinued operations (Note 6)	485	--	1,969	--

Net earnings	48,469	35,524	177,366	135,799

Weighted-average number of outstanding Class A subordinate shares
and Class B shares	401,924,255	380,349,866	395,191,927	377,349,472

Basic and diluted earnings per share from continuing operations	0.12	0.09	0.44	0.36

Basic and diluted earnings per share from discontinued operations	--	--	0.01	--

Basic and diluted earnings per share (Note 3)	0.12	0.09	0.45	0.36

Consolidated Statements of Retained Earnings
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2003	2002	2003	2002

	$	$	$	$
Retained earnings, beginning of period	506,841	342,420	377,944	245,945
Share issue costs, net of income taxes	--	--	--	(3,800)
Net earnings	48,469	35,524	177,366	135,799

Retained earnings, end of period	555,310	377,944	555,310	377,944

Consolidated Financial Statements of CGI Group Inc.
For the twelve months ended September 30, 2003

Consolidated Balance Sheets
(in thousands of Canadian dollars)

	As at September 30, 2003	As at September 30, 2002
	(unaudited)	(audited)

	$	$
Assets
Current assets
Cash and cash equivalents	83,509	104,221
Accounts receivable	439,535	301,269
Work in progress	122,737	98,904
Prepaid expenses and other current assets	78,183	53,115
Future income taxes	34,237	12,567
Assets of businesses held for sale (Note 6)	41,014	--

	799,215	570,076

Fixed assets	144,941	103,539
Contract costs	256,320	264,349
Other intangibles and other long-term assets	392,069	206,493
Future income taxes	22,764	28,661
Goodwill	1,382,548	1,133,852

	2,997,857	2,306,970

Liabilities
Current liabilities
Accounts payable and accrued liabilities	316,166	171,352
Accrued compensation	110,398	93,806
Deferred revenue	70,300	61,027
Income taxes	19,165	11,206
Future income taxes	47,003	26,301
Current portion of long-term debt	20,555	4,172
Liabilities of businesses held for sale (Note 6)	16,316	--

	599,903	367,864

Future income taxes	140,571	93,696
Long-term debt	247,431	4,328
Deferred credits and other long-term liabilities	29,742	61,467

	1,017,647	527,355

Shareholders' equity
Capital stock (Note 3)	1,480,631	1,332,621
Contributed surplus	5,870	3,652
Warrants and stock options (Note 3)	27,901	31,132
Retained earnings	555,310	377,944
Foreign currency translation adjustment	(89,502)	34,266

	1,980,210	1,779,615

	2,997,857	2,306,970

Consolidated Financial Statements of CGI Group Inc.
For the twelve months ended September 30, 2003

Consolidated Statements of Cash Flows
(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30

	2003	2002	2003	2002

	$	$	$	$
Operating activities
Net earnings from continuing operations	47,984	35,524	175,397	135,799
Adjustments for:
Depreciation and amortization expenses (Note 5)	41,622	28,522	149,650	100,564
Deferred credits and other long-term liabilities	(3,675)	(12,209)	(30,174)	(50,021)
Future income taxes	25,373	17,139	47,962	35,602
Foreign exchange loss	1,475	763	1,914	1,240
Entity subject to significant influence	(295)	--	(295)	--
Net change in non-cash working capital items	(9,813)	(18,240)	(114,995)	(45,737)

Cash provided by continuing operating activities	102,671	51,499	229,459	177,447

Investing activities
Business acquisitions (net of cash acquired) (Note 4)	(3,972)	(3,202)	(233,038)	(19,866)
Proceeds from sale of subsidiaries (net of cash) (Note 4)	--	--	(474)	10,365
Investment in a joint venture	--	--	--	(26,000)
Purchase of fixed assets	(11,772)	(7,594)	(60,843)	(23,465)
Contract costs	(6,652)	(5,846)	(29,211)	(61,987)
Increase in other intangibles and other long-term assets	(62,962)	(21,695)	(149,034)	(94,650)
Decrease in other intangibles and other long-term assets	10,321	--	10,321	--

Cash used for continuing investing activities	(75,037)	(38,337)	(462,279)	(215,603)

Financing activities
Net variation in credit facility	(88,591)	(30,434)	219,000	(25,000)
Decrease of other long-term debt	13,445	(4,596)	(19,781)	(8,342)
Issuance of shares	526	2,113	6,451	131,736
Share issue costs	--	--	--	(5,500)

Cash (used in) provided by continuing financing activities	(74,620)	(32,917)	205,670	92,894

Effect of rate changes on cash and cash equivalents of continuing operations	1,900	1,049	917	3,475

Net (decrease) increase in cash and cash equivalents of continuing operations	(45,086)	(18,706)	(26,233)	58,213
Net cash and cash equivalents provided by discontinued operations (Note 6)	2,031	--	5,521	--
Cash and cash equivalents at beginning of period	126,564	122,927	104,221	46,008

Cash and cash equivalents at end of period	83,509	104,221	83,509	104,221

Interest paid	3,105	663	9,293	2,172
Income taxes paid	9,124	18,353	66,526	51,923
Issuance of Class A subordinate shares for business acquisitions (Note 4)	--	--	140,546	2,261

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 — Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim Consolidated Financial Statements for the twelve months ended September 30, 2003 and for the three months ended September 2003 and 2002 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual Consolidated Financial Statements; therefore, the interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements of the Company for the year ended September 30, 2002. These interim Consolidated Financial Statements have been prepared using the same accounting policies and methods of their application as the annual Consolidated Financial Statements for the year ended September 30, 2002.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

In 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. See Note 8 for disclosure of guarantees.

The CICA issued Handbook Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which applies to disposal activities initiated by an enterprise’s commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, Discontinued Operations and Section 3061, Property, Plant and Equipment.

In November 2002 and May 2003, the Emerging Issue Task Force (“EITF”) reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on the Consolidated Financial Statements as the Company was already conforming to this guidance.

Future accounting changes

The CICA issued Accounting Guideline 13, Hedging Relationships, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, Asset Retirement Obligations. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, Impairment of Long-lived Assets, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing impairment of long-lived assets. It replaces the write-down provisions in Section 3061, Property, Plant and Equipment.

The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company’s Consolidated Financial Statements.

Note 2 — Financing Lease

On November 1, 2002, one of the Company’s joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major customers. This agreement was accounted for as a direct financing lease. As at September 30, 2003, an amount of $11,600,000 representing the current portions included in prepaid expenses and other current assets and the remaining $25,413,000 is included in other long-term assets. The effective interest rate of the lease agreement is 5.02% and net investment is $37,013,000 as of September 30, 2003.

Note 3 — Capital stock, stock options and warrants

Stock options — Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing Class A subordinate share price on the TSX preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company’s stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

		Three months ended September 30				Twelve months ended September 30

			2003	2002			2003	2002

	Continuing operations	Discontinued operations	Total		Continuing operations	Discontinued operations	Total

Net earnings	47,984	485	48,469	35,524	175,397	1,969	177,366	135,799
Adjustment to net earnings	(2,490)	--	(2,490)	(1,170)	(8,168)	--	(8,168)	(4,130)

Pro forma net earnings	45,494	485	45,979	34,354	167,229	1,969	169,198	131,669
Pro forma basic and diluted earnings per share	0.11	--	0.11	0.09	0.42	0.01	0.43	0.35

Assumptions used in the Black-Scholes option pricing model:
Dividend yield			0.0%	0.0%			0.0%	0.0%
Expected volatility			49.1%	51.6%			52.7%	48.7%
Risk free interest rate			3.76%	4.23%			4.21%	4.60%
Expected life (years)			5	5			5	5
Weighted-average grant date fair value ($)			3.74	3.17			3.16	4.27

The following table presents the number of all shares, stock options and warrants outstanding as at:

	September 30, 2003	September 30, 2002

Class A subordinate shares	368,236,503	339,900,257
Class B shares	33,772,168	40,799,774

Total capital stock	402,008,671	380,700,031
Number of stock options (Class A subordinate shares) - Accounted for	1,675,913	2,333,231
Number of stock options (Class A subordinate shares) - Not accounted for	18,783,602	18,481,589
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) - Not accounted for	4,562,058	4,562,058

Number of shares reflecting the potential exercise of stock options and warrants	432,148,454	411,195,119

The Class A subordinate shares and the Class B shares changed as follows:

	Twelve months ended September 30, 2003				Twelve months ended September 30, 2002

	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	339,900,257	1,278,416	40,799,774	54,205	327,032,717	1,143,891	40,799,774	54,205
Issued for cash	--	--	--	--	11,110,000	124,988	--	--
Issued as consideration for business acquisitions (Note 4)	19,963,399	140,546	--	--	210,739	2,261	--	--
Conversion (1)	7,027,606	9,337	(7,027,606)	(9,337)	--	--	--	--
Options exercised	1,345,241	7,464	--	--	1,546,801	7,276	--	--

Balance, end of period	368,236,503	1,435,763	33,772,168	44,868	339,900,257	1,278,416	40,799,774	54,205

(1)     As part of the agreement of July 24, 2003 entered into between the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

The following table presents information concerning stock options and warrants accounted for:

	Twelve months ended September 30, 2003				Twelve months ended September 30, 2002

	Stock Options		Warrants		Stock Options		Warrants

	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value

		$		$		$		$
Balance, beginning of period	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655
Exercised (2)	(206,208)	(1,013)	--	--	(107,318)	(528)	--	--
Forfeited and expired (1)	(451,110)	(2,218)	--	--	(699,394)	(3,441)	--	--

Balance, end of period	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655

(1)     During 2003 and 2002, the Company cancelled options for an amount of $2,218,000 and $3,441,000 respectively, which have been reclassified to contributed surplus.
(2)     During the quarter ended September 30, 2003, the Company adjusted by $1,485,000 the value of stock options exerciced in the third quarter 2003.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Twelve months ended September 30, 2003	Twelve months ended September 30, 2002

Outstanding, beginning of period	20,814,820	24,223,852
Granted	4,600,502	1,206,925
Exercised	(1,345,241)	(1,546,801)
Forfeited and expired	(3,610,566)	(3,069,156)

Outstanding, end of period	20,459,515	20,814,820

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

Three months ended September 30				Three months ended September 30

2003				2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	48,469	401,924,255	0.12	35,524	380,349,866	0.09

Dilutive options		1,667,161			816,617
Dilutive warrants		1,265,150			--

Net earnings after assumed conversions	48,469	404,856,566	0.12	35,524	381,166,483	0.09

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 — Capital stock, stock options and warrants (continued)

Twelve months ended September 30				Twelve months ended September 30

2003				2002

	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share

	$		$	$		$
Net earnings	177,366	395,191,927	0.45	135,799	377,349,472	0.36

Dilutive options		1,508,995			2,083,498
Dilutive warrants		764,755			2,137,885

Net earnings after assumed conversions	177,366	397,465,677	0.45	135,799	381,570,855	0.36

Note 4 — Investments in subsidiaries and joint venture

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the twelve months ended September 30, 2003, the Company made the following acquisitions:

Underwriters Adjustment Bureau Ltd (“ UAB”) — Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.

Cognicase Inc. (“Cognicase”) — The Company acquired from January 13, 2003 through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

Others — The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of Enterprise Resource Planning, on December 2, 2002 and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. Also the Company planned to divest from certain activities, which are not part of the Company’s core business. (See Note 6) These restructuring and integration plans involve costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provide for severance costs related to the termination of various group of employees working mostly as consultants and project managers, along with finance and administration personnel located throughtout Canada and United States of approximately $34,700,000.

For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation of purchase price are as follows:

	Acquisition and integration liabilities	Paid as at September 30, 2003	Balance remaining as at September 30, 2003

	$	$	$
Consolidation and closure of facilities	47,422	6,393	41,029
Severance	30,404	20,824	9,580

	77,826	27,217	50,609

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 — Investments in subsidiaries and joint venture (continued)

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on Company’s best estimates. The final purchase price allocations are expected to be completed as soon as Company’s management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	UAB	Cognicase	Other	Total

	$	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Fixed assets	6,855	31,283	1,233	39,371
Other intangibles and other long-term assets	16,506	132,997	2,821	152,324
Future income taxes	(2,918)	(7,468)	(153)	(10,539)
Goodwill (1)	30,848	323,307	9,795	363,950
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)

	58,036	305,917	8,571	372,524
Cash position at acquisition	(3,967)	23,495	5,954	25,482

Net assets acquired	54,069	329,412	14,525	398,006

Consideration
Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares (2)	--	139,746	--	139,746
Issuance of 113,154 Class A subordinate shares (2)	--	--	800	800

	54,069	329,412	14,525	398,006

(1)  Includes $4,670,000 of goodwill deductible for tax purposes.

(2)  The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the three-month period ended September 30, 2003, the Company revised the amount of the purchase price of Cognicase, resulting in a net decrease of fixed assets, other intangibles and other long-term assets, future income tax liabilities and non-cash consideration by $1,206,000, $22,992,000, $12,917,000 and $20,131,000 respectively, also resulting in a net increase of non-cash working capital items, assumption of long-term debt and cash consideration of $9,923,000, $19,569,000 and $2,199,000, respectively, whereas goodwill increased by $22,841,000.

Also during the quarter ended June 30, 2003, the Company sold two subsidiaries previously owned by Cognicase for a non significant cash consideration.

In addition, during the twelve month period ended September 30, 2003, the Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last twelve months, resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liablities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively and a net increase of other intangible and other long-term assets and cash consideration of $1,478,000 and $1,060,000, respectively.

Note 5 — Depreciation and amortization expenses

	Three months ended September 30		Twelve months ended September 30

	2003	2002	2003	2002

	$	$	$	$
Depreciation and amortization of fixed assets	13,104	7,501	44,112	28,303
Amortization of contract costs related to transition costs	2,031	852	4,219	2,656
Amortization of other intangibles and other long-term assets	19,703	13,958	73,530	46,046

	34,838	22,311	121,861	77,005
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,784	6,211	27,789	23,559

	41,622	28,522	149,650	100,564

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 6 — Discontinued operations

Subsequent to the acquisition of Cognicase, the Company formally adopted a plan to divest from certain activities acquired from Cognicase which were not related to its core business. As of September 30, 2003, two divisions are classified as discountinued operations.

One of the divisions’ activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well as manufacturing and distribution companies. The other division activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines.

On October 21, 2003, the Company announced the disposal of its ERP and related services activities described above.

The following table presents summarized financial information related to these discountined operations:

	Three months ended September 30, 2003	Twelve months ended September 30, 2003

	$	$
Revenue	15,858	49,466

Earnings before the under-noted:	2,085	6,856
Depreciation and amortization expenses	(1,340)	(3,827)

Earnings before income taxes	745	3,029

Income taxes	(260)	(1,060)

Net earnings from discountinued operations	485	1,969

	Three months ended September 30, 2003	Twelve months ended September 30, 2003

	$	$
Net cash provided by operating activities	2,903	7,913

Net cash used in investing activities	(624)	(1,835)

Net cash used in financing activities	(248)	(557)

Net cash and cash equivalents provided by
discountinued operations	2,031	5,521

September 30, 2003

$
Current assets	11,268
Fixed assets	6,003
Other intangibles and other long-term assets	12,479
Goodwill	11,264

Assets of businesses held for sale	41,014

Current liabilities	10,133
Future income taxes	5,978
Long-term debt	151
Deferred credits and other long-term liabilities	54

Liabilities of businesses held for sale	16,316

Discountinued operations are included in the IT services segment.

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 7 — Segmented information

With the acquisition of Cognicase, UAB and INSpire in fiscal 2003 and with the evolution of the near-shore and off-shore business model, the Company modified its management structure to reflect the increasing proportion of business that they derive from Business Process Outsourcing services (“BPO”) and the global delivery approach taken in delivering information technology (“IT services”) to their clients.

Effective July 1, 2003, the Company has two lines of business (“LOB”) as follows: IT services and Business Process Services (“BPS”).

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe.The professionnals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model;

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, human resource and pay services, services to the banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

As of July 1, 2003, the Company began to evaluate each LOB’s performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended September 30, 2003	IT services	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$
Revenue	568,089	144,201	--	(18,110)	694,180
Operating expenses before depreciation and amortization expenses	456,320	120,974	19,093	(18,110)	578,277
Depreciation and amortization expenses	28,786	5,243	809	--	34,838

Earnings before interest, income taxes, entity subject to
significant influence and discontinued operations	82,983	17,984	(19,902)	--	81,065

Total assets	2,263,013	526,738	208,106	--	2,997,857

As at and for the three months ended September 30, 2002

Revenue	483,373	102,560	--	(14,073)	571,860
Operating expenses before depreciation and amortization expenses	408,060	78,692	16,764	(14,073)	489,443
Depreciation and amortization expenses	18,623	3,205	483	--	22,311

Earnings before interest, income taxes, entity subject to
significant influence and discontinued operations	56,690	20,663	(17,247)	--	60,106

Total assets	1,753,854	379,479	173,637	--	2,306,970

As at and for the twelve months ended September 30, 2003	IT services	BPS	Corporate	Intersegment elimination	Total

	$	$	$	$	$
Revenue	2,232,335	554,461	--	(67,101)	2,719,695
Operating expenses before depreciation and amortization expenses	1,836,241	466,105	64,291	(67,101)	2,299,536
Depreciation and amortization expenses	102,147	15,963	3,751	--	121,861

Earnings before interest, income taxes, entity subject to
significant influence and discontinued operations	293,947	72,393	(68,042)	--	298,298

Total assets	2,263,013	526,738	208,106	--	2,997,857

As at and for the twelve months ended September 30, 2002

Revenue	1,839,108	388,031	--	(57,526)	2,169,613
Operating expenses before depreciation and amortization expenses	1,553,886	309,799	54,304	(57,526)	1,860,463
Depreciation and amortization expenses	62,123	12,510	2,372	--	77,005

Earnings before interest, income taxes, entity subject to
significantinfluence and discontinued operations	223,099	65,722	(56,676)	--	232,145

Total assets	1,753,854	379,479	173,637	--	2,306,970

Notes to the Consolidated Financial Statements
For the twelve months ended September 30, 2003
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 — Guarantees

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company’s shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees is $6,028,000 as of September 30, 2003.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 12, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary